The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2013 FIRST EXTRAORDINARY GENERAL MEETING

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The first extraordinary general meeting of 2013 of the Company (the "EGM") was held at 9:30 a.m. on Thursday, 24 January 2013 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. Some Directors, supervisors and the Company Secretary of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. No resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 9,817,567,000 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 26 shareholders and authorized proxies holding an aggregate of 5,697,003,218 Shares carrying voting rights, representing approximately 58.03% of the total issued share capital of the Company, were present at the EGM.

Number of shareholders and authorized proxies attended the meeting	26
Of which: number of A shareholders	25
number of H shareholders	1
Total number of voting shares held	5,697,003,218 shares
Of which: total number of shares held by A shareholders	4,956,329,298 shares
total number of shares held by H shareholders	740,673,920 shares
Percentage of the total number of voting shares of the Company	58.03%
Of which: percentage of shares held by A shareholders	50.49%
percentage of shares held by H shareholders	7.54%

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There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Special Resolutions			For	For (%)	Against	Against (%)	Abstain	Abstain (%)	Results
1.	To consider and approve the amendments to the Articles of Association.		5,694,060,585	99.9483%	175,365	0.0031%	2,767,268	0.0486%	Passed
Ordinary Resolutions			For	For (%)	Against	Against (%)	Abstain	Abstain (%)	Results
2.	To consider and approve the election of directors of the sixth session of the board of directors of the Company:
	2.1	To consider and approve the appointment of Ms. Yang Li Hua as the non-executive director of the sixth session of the board of directors of the Company.	5,673,482,659	99.5871%	20,753,429	0.3643%	2,767,130	0.0486%	Passed
	2.2	To consider and approve the appointment of Mr. Li Shao Bin as the executive director of the sixth session of the board of directors of the Company.	5,687,101,027	99.8262%	7,104,261	0.1247%	2,797,930	0.0491%	Passed
3.	To consider and approve the acquisition of 40 new Boeing B737 series aircraft from the Boeing Company by Xiamen Airlines Company Limited, the subsidiary of the Company		5,694,185,768	99.9505%	146,400	0.0026%	2,671,050	0.0469%	Passed

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More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolution No.1. For the sub-resolutions of resolution No. 2, "cumulative voting" has been used.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Lv Hui and Zheng Yiling, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

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Note:	The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF DIRECTORS

The resolutions in relation to the appointment of Ms. Yang Li Hua as the non-executive director and Mr. Li Shao Bin as the executive director of the Company were approved by the shareholders of the Company at the EGM and the said appointment took effect on the date of passing of the resolutions at the EGM.

The biographical details of Ms. Yang Li Hua and Mr. Li Shao Bin have been disclosed in the circular of the Company dated 7 December 2012.

As at the date of this announcement, saved as disclosed, Ms. Yang Li Hua and Mr. Li Shao Bin had not held any directorships in other publicly listed companies in the last three years. Ms. Yang Li Hua and Mr. Li Shao Bin will enter into a service contract with the Company and will hold his directorship for the remaining term of the sixth session of the Board since 24 January 2013.

Pursuant to the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited", Ms. Yang Li Hua will not receive remuneration from the Company and shall be paid and be subject to performance evaluation by China Southern Air Holding Company; the annual basic emolument of Mr. Li Shao Bin is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB199,000 for an executive Director. Further details of the emolument for Directors have been disclosed in the circular of the Company dated 1 7 December 2012.

As at the date of this announcement, save as disclosed, Ms. Yang Li Hua and Mr. Li Shao Bin did not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and did not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Ms. Yang Li Hua and Mr. Li Shao Bin's appointment, nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

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Guangzhou, the People’s Republic of China

24 January 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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